November 20, 2023

Mr. David Manion

Ms. Alison T. White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust (File Nos. 333-271700; 811-23872)

Dear Mr. Manion and Ms. White:

This correspondence responds to a comment provided by telephone by the staff of the U.S. Securities and Exchange Commission pursuant to its review of pre-effective amendment No. 2 (the “Amendment”) to the registration statement of Themes ETF Trust (the “Registrant”), with respect to Themes Airlines ETF, Themes China Technology ETF, Themes Cloud Computing ETF, Themes Cybersecurity ETF, Themes European Luxury ETF, Themes Future of Farming ETF, Themes Generative Artificial Intelligence ETF, Themes Global Systemically Important Banks ETF, Themes Gold Miners ETF, Themes Industry 4.0 ETF, Themes Junior Gold Miners ETF, Themes Natural Monopoly ETF, Themes Renewable Energy ETF, Themes Robotics & Automation ETF, Themes Semiconductors ETF, Themes US Cash Flow Champions ETF, Themes US Internet ETF, Themes US R&D Champions ETF, Themes Silver Miners ETF, Themes Solar Energy ETF, Themes US Small Cap Cash Flow Champions ETF, and Themes Wind Energy ETF, filed on Form N-1A with the Securities and Exchange Commission on November 9, 2023. For your convenience, the comment has been reproduced with the Registrant’s response following the comment. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

1.	In the Example, the estimated costs for 1 Year for the Themes Wind Energy ETF are disclosed in the Amendment as $35 while all other ETFs in the Amendment with the same expense ratio disclose $36 as the estimated costs for 1 Year. If appropriate, please revise the disclosure so that all ETFs in the Amendment with the same expense ratio disclose the same estimated costs for 1 Year.

Response: The estimated costs for 1 Year in the Example for the Themes Wind Energy ETF have been revised to disclose $36.

If you have any questions regarding the above responses, please do not hesitate to contact Tina Bloom at (513) 708-6391 or Tina.Bloom@Practus.com, Wade Bridge at (513) 304-5605 or Wade.Bridge@Practus.com, or me at (949) 629-3928 or Karen.Aspinall@Practus.com.

Sincerely,

/s/ Karen A. Aspinall

Karen A. Aspinall
Trust Counsel

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211

Practus, LLP ● Practus.com